January 26, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Chanda DeLong, Staff Attorney

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Ms. DeLong:

On behalf of Audience Productions, a Washington corporation (the “Company” or “API”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 20, 2009 and subsequently amended on January 7, 2010 (the “Registration Statement”), we are writing in response to the Staff’s comments on the Registration Statement on Form S-1/A as transmitted to the Company by letter dated January 20, 2010. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. The Company has filed today with the Commission Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 3 and to the form of prospectus included therein. Additionally, we have sent you a marked copy of the S-1/A via FedEx.

General

1.	We note your response to our prior comment one and the updated disclosure in your MD&A section. Please revise the business and summary sections of your filing to disclose that you will need an additional $30,000 to fund your operations during the offering period and there is no guarantee these funds will be available.

We have updated the business and summary sections accordingly.

Promoter's Intangible Asset Contributions, page 10

2.	Unless there is a history of financial success for the promoters discovering scripts that have earned money for investors that you can provide us with, please delete and value in the table for reviewing and scoring scripts. Also, based on the revisions in this amendment, it appears there is no basis for the final category as well. Please remove it or advise.

We have removed the referenced categories.

3.	We suggest removing the word "tangible" from the phrase "tangible book value."

The phrase "tangible book value" is correct. Tangible assets are all monetary assets (as opposed to intangible assets, such as patents) and can have either a positive or negative value.

Internet Advertising, page 13

4.	In the next amendment, please include some examples of the prices for the adwords placement on Yahoo and Google and the advertising rates on some third party websites you are considering so that investors can have a better sense of the costs involved.

Including examples of Adword or third-party site rates would be misleading, because we do not know which Adwords we will purchase or which sites we will use. We have, however, revised the Liquidity and Capital Resources section with a table showing the total dollar amount we anticipate spending on these types of activities throughout the offering period.

Liquidity and Capital Resources, page 24

5.	Please disclose the basis for your estimate that the total costs to fund your operations during the offering period will not exceed $30,000. Please also explain in your response how you can reliably estimate your advertising costs if it is "impossible" for you to know how much you will pay for each internet search advertising result. Also please revise to give the breakdown of the expected uses of the $30,000, which will help investors evaluate the likelihood of your estimate being correct.

We have updated this section with a table showing what we believe will be our costs during the offering period. Furthermore, although it is impossible to know how much any given search word will cost (since each word is automatically sold at auction amongst competing bidders), we can control the maximum amount we are willing to bid for each search term and the total amount we are willing to pay for all search terms on any given day, week, or month.

6.	We note that your officers will continue to loan you funds to cover your operations during the offering period. Please file their written agreement to do so with the next amendment.

We have filed the agreement as Exhibit 10.8.

7.	We note your statement that your costs throughout the offering period have been considered in the budget table included in your "Use of Proceeds" section. This table appears to be your budget after you have successfully raised the offering amount. Until then, all funds will be placed in escrow. In light of this, we are unclear how you will be able to use invested funds during the offering period. Please advise.

Page 2 / 6

The costs incurred throughout the offering period have been considered in the budget table and are being funded with loans from the officers. Once we successfully raise the production budget, funds from the offering proceeds will be used to satisfy the loans.

Screenshots

General

8.	We note your response to our prior comment 11 and reissue in part. The sales literature accompanying an effective registration statement should not mislead investors by presenting an unrealistically favorable picture of your company or your business prospects. We suggest substantially revising your sales literature to present a more accurate picture of your company, including that you have not raised $8 million to fund your film and there is no assurance that you will do so, that you have never successfully produced a film, and that you are a shell company with no revenues and negligible assets.

We have clearly disclosed in the prospectus that we have not raised $8,000,000, that there is no assurance that we will do so, that we have never successfully produced a film, and that we are a shell company with no revenues and negligible assets. Nowhere on our site do we suggest otherwise. However, we have significantly revised the first FAQ to address these issues and made a distinct reference to the risk factors section of our prospectus on the home page.

Slide 1

9.	We note your response to our prior comment 12 and reissue. Please revise the first sentence to delete the statement that major studios leave the "audience completely out of the picture."

The first sentence states that, with respect to financing, major studios leave the "audience completely out of the [financing] picture." Therefore, this statement is neither misleading nor inaccurate.

10.	Please revise your statement that for as "little as $20" investors can invest in your company, as this does not include the non-refundable fee. Similarly revise the rest of your slides and your FAQ section.

We have revised the screenshots and the FAQ section accordingly.

11.	If the persons pictured are not under contract to you, please remove their photographs.

All artwork on our site, including photographs of people or things, logos, and other graphics is owned or has been appropriately licensed by us. We do not consider such licenses to be material contracts.

12.	Please revise your slides and your FAQ section to delete all implications that investors will own a piece of a film, a "real independent film," or the "Action." Investors will own shares in a company that is attempting to raise money to produce a film; they will not own a film.

Page 3 / 6

We have revised the screenshots and the FAQ section accordingly.

13.	We note your response to our prior comment 16 and reissue. Investors are not helping to make a film but are making an investment decision to earn a profit.

Investors who purchase shares are both making an investment decision and helping to raise the production budget. Therefore, we respectfully disagree that use of the word "help" is either inaccurate or misleading.

14.	Please provide the basis for your statement that you are making the "First Crowdsourced Indie." Similarly provide the basis for the assertion that you are providing a "revolutionary" way to finance and produce a film. Alternatively, delete.

According to numerous sources (e.g. Wired Magazine and National Public Radio) Crowdsourcing means making an open call to a large group of people (i.e. a crowd) asking for contributions or investments. According to the Random House Dictionary, "revolutionary," means, in pertinent part: "radically new or innovative." Given that this model has never been used to finance a film before, and that it represents so significant a departure from current business practices, we believe that API is a revolutionary company.

Slide 4

15.	Please define "IndieShares" or delete this reference.

We have deleted the reference.

Slide 8

16.	We note your response to our prior comment 18 and reissue. A purchaser of an IndieGift is not merely informing someone about the availability of shares, but is making an investment decision to purchase shares for someone else. The recipient then makes a subsequent investment decision to exercise his right to use the funds to purchase shares. Please either register IndieGifts or remove references to them in the next amendment.

All references to IndieGifts have been removed.

Slide 9

17.	The numbers provided in the third example do not foot. Please revise.

We have deleted all references to IndieGifts, making this change unnecessary.

Page 4 / 6

Slide 11

18.	We note your response to our prior comment 20. Please revise the draft email to clarify that you are not producing an "$8,000,000 full-length motion picture" but are a company that is trying to raise $8 million in order to produce a film. There is no guarantee that your film will not cost more than $8 million or that you will successfully raise the amount needed to produce a film.

API is producing an $8,000,000 full-length motion picture and one of the steps in that process (along with establishing a company, securing a script, preparing a production budget, and contracting with a producer) is to raise the production funds. While our attempts to raise money via a public offering do not guarantee that we will be successful, that risk is clearly disclosed in the prospectus (a link to which is included in the email). In terms of the film costing no more than $8,000,000, we have budgeted for, and anticipate securing, a completion bond (as disclosed in the prospectus) to ensure that the cost will not exceed the budget. While the text in the email is neither misleading nor inaccurate, we have revised the language to call prospective investors' attention to the risk factors section in the prospectus.

19.	We note that you state you want to "make [each investor] a movie producer," and that investors will be "executive producer[s]" of the film. Please delete these titles, as they are misleading. Investors will own a small piece of the company, and will not be "producers" of the film.

We respectfully disagree that these titles are misleading or inaccurate. The Film Finance and Distribution Dictionary of Terms (by John W. Cones) defines Executive Producer as "an individual or individuals who provide something very important to the production of a motion picture, such as funding." The investors provide the funding, which is essential to the production of the film and, therefore, each investor is an executive producer and will be credited as such in the film (see page 26 of the prospectus).

FAQ

20.	We note your response to our prior comment 21. API is not an independent film company, but is a shell company with negligible assets, no revenues, and a net loss of $83,573 that is trying to raise money to produce a film. Please revise your FAQ accordingly.

We acknowledge that we are a shell company. Stating that we are a company in the process of producing a film, in no way suggests that we have significant assets, sizable revenues, or net income. The financial condition of our company is clearly disclosed in the prospectus and we make no representation or suggestion to the contrary anywhere on our site. However, we have significantly revised the first FAQ to address this issue and made a distinct reference to the risk factors section of our prospectus on the home page.

21.	Please revise your FAQ section to delete statements which imply that investors in your company are going to "participate in a film project" or are an "integral" part of the production process. According to your prospectus, you will conduct polling events that are not binding on the producer.

We have kept these terms in the FAQ, since the results of polling events are binding on the director and producer (see page 26 of the prospectus).

Page 5 / 6

* * * *

If you have any questions concerning the foregoing, please contact Noel Howe at (206) 264-3071.

Sincerely,

/s/ BEACON LAW ADVISORS, PLLC Beacon Law Advisors, PLLC

Enclosures

cc:	Jay T. Schwartz – Director and President of Audience Productions, Inc. George R. Brumder – Director and Treasurer of Audience Productions, Inc.

Page 6 / 6